                     ANNUAL AND SPECIAL MEETING MAY 10, 2005

                                    STANTEC

                                    TSX:STN

                      NOTICE OF ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS
                                        &
                             MANAGEMENT INFORMATION
                                    CIRCULAR

                                 [LOGO STANTEC]

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS                                                       4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF STANTEC                              5

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies                                                          6

Registered Shareholders                                                          6

Registered Shareholders - Appointment and Revocation of Proxies                  6

Non-Registered (Beneficial) Shareholders                                         7

Voting of Shares Represented by Management Proxies                               7

PARTICULARS OF MATERS TO BE ACTED ON AT THE MEETING                              8

     Election of Directors                                                       8

     Appointment of Auditor                                                      8

     Amendment of the Employee Share Option Plan                                 8

     Amendment of Stantec's By-Laws                                             11

     Amendment of Stantec's Articles                                            11

     Other Business                                                             12

INFORMATION REGARDING STANTEC                                                   13

Interest of Certain Persons in Matters to be Acted Upon                         13

Voting Shares and Their Principal Holders                                       13

Normal Course Issuer Bid                                                        13

Statement of Corporate Governance Practices                                     13

     Mandate of the Board of Directors                                          14

     Committee of the Board                                                     14

            Audit Committee                                                     14

            Corporate Governance and Compensation Committee                     16

Election of Directors                                                           17

Compensation of Directors                                                       20

Executive Compensation                                                          21

     Summary Compensation Table                                                 21

     Option Grants During the Most Recently Completed Financial Year            22

     Aggregated Option Exercises During the Most Recently Completed
     Financial Year and Financial Year-End Option Values                        22

Executive Compensation Plan Information                                         23

Indebtedness of any Directors, Executive Officers and Senior Officers           23

Employment Contracts                                                            23

     Anthony P. Franceschini                                                    23

     Donald W. Wilson                                                           24

     Raymond L. Alarie                                                          24

     Mark E. Jackson                                                            25

     W. Barry Lester                                                            25

Report of Executive Compensation                                                26

     Composition of Corporate Governance and Compensation Committee             26

     Compensation Philosophy                                                    26

     Compensation of the Chief Executive Officer                                27

Performance Graph                                                               28

Directors' and Officers' Liability Insurance                                    28

2005 Shareholder Proposals                                                      28

Additional Information                                                          29

Directors' Approval                                                             29

SCHEDULE "A" - TSX CORPORATE GOVERNANCE GUIDELINES                              30

SCHEDULE "B" - OPTION RESOLUTION                                                37

SCHEDULE "C" - BY-LAW RESOLUTION                                                38

SCHEDULE "D" - ARTICLE RESOLUTION                                               39

STANTEC INC.
10160-112 street
Edmonton AB T5K 2L6
Tel: (780) 917-7000 Fax: (780) 917-7370

STANTEC.com

[LOGO STANTEC]

March 21, 2005

Dear Fellow Shareholder:

It gives me great pleasure to share with you the Stantec Inc. 2004 Annual Report highlighting a year of record performance for our Company. In 2004 we demonstrated that Stantec has the momentum to continue to succeed in a challenging business environment. Our performance contributed to a 19.8% increase in share price during the year.

I would also like to take this opportunity on behalf of the Board of Directors to invite you to attend the annual meeting of shareholders of Stantec Inc., which will be held at 11:00 AM on Tuesday, May 10, 2005, at Stantec Centre in Edmonton, 10160-112 Street, Edmonton, Alberta. Alternatively, you may choose to attend the meeting through the Internet. The presentation will be broadcast live and archived at stantec.com (under the Investor Relations section). During the meeting, we will review the Company's 2004 operating and financial performance and outline our strategy going forward.

Enclosed in this package you will find the Notice of Meeting, as well as a form of proxy and the Management Information Circular. We would appreciate your prompt return of the signed proxy in order to ensure that your vote is recorded in due time.

Thank you for your continuing support.

Sincerely

/s/ TONY FRANCESCHINI
TONY FRANCESCHINI
President & CEO

                                                                    STANTEC INC.

                                                    NOTICE OF ANNUAL AND SPECIAL
[LOGO STANTEC]                                           MEETING OF SHAREHOLDERS

Stantec Inc. ("Stantec") will hold its annual and special meeting of shareholders (the "Meeting") at Stantec Centre, 10160 - 112 Street, Edmonton, Alberta on Tuesday, May 10, 2005 at 11:00 a.m. (Mountain Daylight Time) to:

      1. receive Stantec's financial statements for the financial year ended December 31, 2004, together with the auditor's report on those statements;

      2.    elect the directors of Stantec;

      3. appoint an auditor and to authorize the directors to fix the auditor's remuneration;

      4. to vote on an amendment of the Employee Share Option Plan (the "Option Resolution") setting the number of common shares reserved for issuance under that plan at a number equal to 10% of Stantec's issued and outstanding common shares;

      5. to vote on an amendment of Stantec's by-laws (the "By-Law Resolution" ) relating to director residency and quorum at directors' meetings;

      6. to vote on an amendment to Stantec's articles (the "Articles Resolution") relating to the appointment of directors in the period between annual shareholder meetings; and

      7.    to transact any other business properly brought before the Meeting.

The accompanying management information circular contains more information regarding these matters. Stantec's 2004 audited financial statements are included in the Stantec annual report which is being mailed with the circular.

The Board of Directors has fixed the close of business on March 21, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and only shareholders of record on such date are entitled to vote on these matters at the Meeting.

                                              By Order of the Board of Directors

                                              /s/ JEFFREY S. LLOYD
Edmonton, Alberta                                 JEFFREY S. LLOYD
March 21, 2005                                         Secretary

      If you are not able to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the enclosed form of proxy to CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary AB T2P 2Z1, so as to arrive no later than 5:00 PM (MDT) on May 6, 2005 or, if the Meeting is adjourned, 5:00 PM (MDT) on the second business day before any adjournment.

                                                                    STANTEC INC.

                                                    NOTICE OF ANNUAL AND SPECIAL
[LOGO STANTEC]                                           MEETING OF SHAREHOLDERS

SOLICITATION OF PROXIES

This management information circular and the accompanying form of proxy are for use at Stantec's annual and special shareholder meeting, and any adjournments or postponements, for the purposes described in the accompanying notice of meeting. The meeting is scheduled for 11:00 AM (Edmonton Time), Tuesday, May 10, 2005 at:

      Stantec Center
      10160 112 Street
      Edmonton AB T5K 2L6

STANTEC'S MANAGEMENT IS SOLICITING PROXIES WITH THIS CIRCULAR. Proxies will be primarily solicited by mail, but Stantec employees may also solicit proxies via telephone or in person. Stantec is bearing the costs associated with this solicitation. Unless otherwise noted, the information in this circular is current to March 21, 2005.

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are held in certificate form in your name. If you are a registered shareholder you can vote you shares:

      1.    in person at the meeting; or

      2.    by signing the enclosed form of proxy (see "REGISTERED SHAREHOLDERS
            - APPOINTMENT AND REVOCATION OF PROXIES" below).

If you are not a registered shareholder, in order to vote your shares, you must follow the steps described below under the heading "NON-REGISTERED (BENEFICIAL) SHAREHOLDERS"

REGISTERED SHAREHOLDERS - APPOINTMENT AND REVOCATION OF PROXIES

If you are a registered shareholder and you complete, date, sign and return the enclosed proxy as described below, you give authority to the individuals named in the proxy or an individual of your choosing, to attend, vote and act on your behalf at the meeting.

The individuals named in the enclosed form of proxy are Stantec directors and/or officers. YOU HAVE THE RIGHT TO APPOINT A PERSON OF YOUR CHOICE, WHO NEED NOT BE A STANTEC SHAREHOLDER, TO REPRESENT YOU AND TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT SOMEONE OTHER THAN INDIVIDUALS LISTED IN THE ENCLOSED PROXY, PLEASE INSERT THE NAME OF THE PERSON YOU WISH TO APPOINT IN THE SPACE PROVIDED FOR THAT PURPOSE.

To be valid, you must date and sign your proxy and it must be received by:

      CIBC Mellon Trust Company
      600 The Dome Tower, 333 - 7th Avenue SW
      Calgary, AB T2P 2Z1

before 5:00 PM (Edmonton Time) on May 6, 2005. If the meeting is adjourned or postponed, the proxy must be signed and received by CIBC Mellon before 5:00 PM (Edmonton Time) on the second business day before the adjourned meeting.

If, after you or your attorney (duly authorized in writing) have signed and returned a proxy to CIBC Mellon Trust Company, you may revoke your proxy:

      (a) by you or your attorney (duly authorized in writing) completing, dating and signing a new proxy or written statement with a date later than the previous proxy and delivering it to:

            (i)   CIBC Mellon Trust Company in the manner described above; or

            (ii) to Stantec's registered office before the end of business on the day before the meeting or any subsequent adjournment or postponement, or

            (iii) the chairman of the meeting before the start of the meeting or before any adjournment or postponement; or

      (b)   in any other manner permitted by law.

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

Only proxies deposited by registered shareholders can be recognized and acted upon at the meeting. If your shares are held in the name of a nominee, such as a bank, trust company, securities broker, trustee (including RRSP, RRIF or RESP trustee) or other financial institution, you are considered a BENEFICIAL SHAREHOLDER. In this event, your nominee, rather than you, appears on Stantec's registered shareholder list.

Shares held by a nominee must be voted according to the beneficial shareholder's instructions. Regulatory policy requires nominees to seek voting instructions from beneficial shareholders in advance of shareholder meetings. IF YOU RECEIVE A PROXY FROM YOUR NOMINEE, YOU CANNOT USE THAT PROXY TO VOTE YOUR SHARES DIRECTLY AT THE MEETING.

If you are a beneficial shareholder, there are two ways that you can vote your shares:

1. by providing, well in advance of the meeting, voting instructions to your nominee who will have sent you either a request for voting instructions or a form of proxy for the number of shares you hold. You should carefully follow your nominee's procedures and return instructions to ensure that your shares are voted at the meeting; or

2. by attending the meeting. However, Stantec does not have the names of non-registered shareholders. Therefore, if you want to attend the meeting in person, you must have your nominee appoint you as its proxyholder in respect of your shares. Only after having been appointed as a proxyholder will you be able vote your shares at the meeting. If you plan to vote in this manner, contact your nominee to determine what documents you need to complete to be appointed a proxyholder. You will also need to register with Stantec's transfer agent at the meeting.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

Unless you specify another individual, the enclosed form of proxy authorizes the two named individuals, who represent Stantec management, to vote your shares at the meeting according to your instructions. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, THE MANAGEMENT REPRESENTATIVES WILL VOTE FOR THE ELECTION OF THE DIRECTORS, THE APPOINTMENT OF AUDITOR, AND IN FAVOR OF THE THREE RESOLUTIONS INDICATED IN THIS CIRCULAR (THE AMENDMENT OF STANTEC'S EMPLOYEE SHARE OPTION PLAN, THE AMENDMENTS TO STANTEC'S BY-LAWS, AND THE AMENDMENT TO STANTEC'S ARTICLES).

The form of proxy also authorizes management representatives to use their discretion for other matters that properly come before the meeting. As of the date of this circular, Stantec management does not know of any matters to come before the meeting other than the matters listed in the notice of meeting.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

To the knowledge of Stantec's management, the only matters to be placed before the meeting are the matters set forth in the Notice of Meeting and as further described below.

1.    ELECTION OF DIRECTORS

Please see page 17 under the heading "ELECTION OF DIRECTORS".

2.    APPOINTMENT OF AUDITOR

It is proposed that Ernst & Young, Chartered Accountants be appointed as Stantec's auditor for the 2005 fiscal year.

Unless you specify otherwise by proxy or by voting at the meeting, the management representatives designated in the form of proxy intend to vote FOR the reappointment of Ernst & Young, Chartered Accountants as Stantec's auditor to hold office until the close of the next annual shareholders' meeting and to authorize Stantec's directors to set Ernst & Young's remuneration for the year. Ernst & Young has served as Stantec's auditor since December 11, 1993.

3.    AMENDMENT OF THE EMPLOYEE SHARE OPTION PLAN

At the meeting, shareholders will be asked to vote on a resolution approving an amendment to Stantec's Employee Share Option Plan setting the number of shares reserved for issuance as options pursuant to the plan at 1,892,718 which is equal to10% of Stantec's current issued and outstanding common shares as at March 21, 2005.

Please note that the figures referred to below and throughout this circular relating to the plan account for the two for one stock split which occurred on May 17, 2002.

BACKGROUND

Stantec's Employee Share Option Plan provides for the granting of options to purchase common shares to directors, officers, employees, and consultants of Stantec and its subsidiaries. The Board of Directors believes that issuing options to key individuals is an effective means of aligning the interests of these individuals with the interests of Stantec shareholders.

At the time of the last amendment to the plan in March of 2002, 1,754,938 shares were reserved for issuance as options, which, together with certain individual option agreements which existed at the time, totaled 1,814,938 common shares, representing 10% of Stantec's issued and outstanding common shares at that time.

On February 24, 2005, the Board of Directors resolved to reset the number of shares reserved for issuance as options. Subject to shareholder approval, the Employee Share Option Plan has been amended to reserve 1,892,718 common shares, being 10% of the current issued and outstanding common shares as of the date of this circular. Stantec does not issue any securities other than common shares.

TERMS OF THE PLAN

Each option granted has a maximum term of 10 years and is exercisable on terms determined by the Board, including vesting and restrictions on sale or other disposition of common shares acquired upon exercise of an option. The Board of Directors establishes the exercise price for options when issued, which in all cases cannot be less than:

      1. the closing price of Stantec's common shares on the TSX on the trading day immediately preceding the date of the grant; or

      2. such lesser permissible amount under applicable legislation or the rules and regulations of the TSX.

Any common shares subject to an option which is for whatever reason cancelled or terminated without having been exercised, are again available for grant under the plan.

The maximum number of common shares which may be reserved for issuance to insiders under the plan is 10% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement. In addition, the maximum number of common shares which may be issued to insiders under the plan within a one year period is 10% of the common shares outstanding at the time of the issuance (on a non-diluted basis), excluding common shares issued under the plan or any other share compensation arrangement over the preceding one year period. The maximum number of common shares which may be issued to any one insider under the plan within a one year period is 5% of the common shares outstanding at the time of the issuance (on a non-diluted basis), excluding common shares issued to the insider in question under the plan or any other share compensation arrangement over the preceding one year period. However, any entitlement to acquire common shares granted pursuant to the plan or any other share compensation arrangement prior to the optionholder becoming an insider shall be excluded for the purposes of the limits set out above.

In addition, the maximum number of common shares which may be reserved for issuance to any one person is 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as compensation or incentive mechanism.

Should the number of issued and outstanding Stantec common shares change due to a stock dividend, split, consolidation, or other corporate change, the Board would, with the approval of the TSX, make an appropriate adjustment to the terms of previously issued options.

If an optionholder ceases to be eligible for the plan for any reason other than death, each option held by that person ceases to be exercisable 30 days after that person becomes ineligible and any option or portion of an option not vested by the date of becoming ineligible cannot be exercised under any circumstances. These provisions apply regardless of whether the person is dismissed with or without cause.

Options are only assignable when an option holder dies and only by will or by the laws of descent and distribution. Following death of an option holder, his or her legal representative may exercise the options within six months after the date of death, but only to the extent that the options were by their terms exercisable on the date of death.

The Board of Directors may amend, suspend or terminate the plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval. With the consent of affected optionholders, the Board of Directors may amend or modify any outstanding option in any manner to the extent that the Board would have the authority to initially grant such award, including, without limitation, to change the date or dates as of which an option becomes exercisable, subject to the prior approval of the relevant stock exchange. The Board of Directors also has the authority to adopt, amend and rescind administrative guidelines and other rules and regulations relating to the plan.

SHARES RESERVED AND OPTIONS GRANTED

The following shows shares reserved and options granted, exercised and available for grant:

                                                                           Options
                                    Plan        Options      Options    Available for
                                   Maximum    Outstanding   Exercised    Future Grant
                                  ---------   -----------   ---------   -------------
Balance as of March 21, 2005      1,754,938     1,012,833    697,365       44,740
(prior to proposed change)

Percentage of common shares          9.27%       5.35%        3.68%         0.24%
outstanding as of March 21,
2005 (prior to proposed change)
Balance as of March 21, 2005

(after proposed change, based     1,892,718     1,012,833       0          879,885
upon number of issued and
outstanding common shares as
of March 21, 2005)

Percentage of common shares         10.00%       5.35%          0%          4.65%
outstanding as of March 21,
2005 (after proposed change)

RESOLUTION AND RECOMMENDATION

The Board of Directors recommends that shareholders vote FOR the proposed change so that additional stock options are available as part of Stantec's compensation structure to attract, retain and motivate key individuals.

The resolution attached as Schedule "B" to this circular confirms the amendment to the number of common shares reserved for issuance pursuant to this plan to be equal to 10% of Stantec's issued and outstanding common shares as of the date of this circular. In order to be passed, this resolution requires the support of a majority of the votes cast at the meeting, excluding votes attaching to the common shares beneficially owned by Stantec insiders.

THE STANTEC MANAGEMENT REPRESENTATIVES INTEND TO VOTE FOR THIS RESOLUTION, OTHER THAN IN RESPECT OF SHARE HELD BY SHAREHOLDERS WHO SPECIFY IN THEIR PROXIES THAT THEIR SHARES ARE TO BE VOTED AGAINST THE RESOLUTION.

4.    AMENDMENT OF STANTEC'S BY-LAWS

Prior to September 16, 2004, Stantec's by-laws required a majority of its directors to be Canadian residents. The Board of Directors has resolved to amend Stantec's by-law residency requirement so that only 50% of Stantec's directors must be resident Canadians and that should Stantec at any time have less than four directors, at least one director must be a resident Canadian.

In conjunction with the change to director residency requirements, the directors also resolved to amend the number of Canadian directors required to constitute quorum at a directors' meeting. Previously, in order for quorum at a directors meeting to be met (which is the number of directors present in order for business to be conducted and voted upon) half of the directors present had to be resident Canadians. The Board of Directors has resolved to amend the quorum requirement so that only 25% of the directors at a meeting need be Canadian residents.

The directors' resolution approving these amendments was effective on September 16, 2004 and copy of the proposed shareholder resolution is attached as Schedule "C" to this circular.

These amendments comply with the residency and quorum requirements of the Canada Business Corporations Act under which Stantec was incorporated. In addition, the Board of Directors believes that the by-law amendment will give Stantec more flexibility when choosing future directors.

These amendments to Stantec's by-laws are subject to shareholder approval. In order to be passed, the By-law Resolution requires the support of a majority of the votes cast at the meeting.

THE STANTEC MANAGEMENT REPRESENTATIVES INTEND TO VOTE FOR THIS RESOLUTION, OTHER THAN IN RESPECT OF SHARES HELD BY SHAREHOLDERS WHO SPECIFY IN THEIR PROXIES THAT THEIR SHARES ARE TO BE VOTED AGAINST THE RESOLUTION.

5.    AMENDMENT OF STANTEC'S ARTICLES

From time to time, management and the Board of Directors may identify new areas where additional expertise at the board level would benefit Stantec. As well, from time to time, the Board may identify individuals who are desirable candidates for director, generally or for their specific expertise. Unfortunately these situations do not always occur in accordance with the scheduling of annual shareholder meetings and, as a result, board candidates cannot be appointed until the next annual shareholder meeting and sometimes, due to timing conflicts, not at all.

If so authorized by the Articles of the corporation, the Canada Business Corporations Act permits existing directors to appoint one or more additional directors to serve until the next annual general meeting. However, the number of directors appointed in this manner cannot at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual shareholder meeting.

Stantec's current Articles do not provide for this flexibility. The Board of Directors is proposing that Stantec's Articles be amended to permit the appointment of additional directors between annual shareholder meetings in accordance with the CBCA.

The directors' resolution approving this amendment was passed on February 24, 2005 and a copy of proposed shareholder resolution is attached as Schedule "D" to this circular.

This amendment to Stantec's Articles is subject to shareholder approval. In order to be passed, this special resolution requires the support of at least two-thirds of the votes cast at the meeting in respect of the special resolution.

THE STANTEC MANAGEMENT REPRESENTATIVES INTEND TO VOTE FOR THIS RESOLUTION, OTHER THAN IN RESPECT OF SHARES HELD BY SHAREHOLDERS WHO SPECIFY IN THEIR PROXIES THAT THEIR SHARES ARE TO BE VOTED AGAINST THE RESOLUTION.

6.    OTHER BUSINESS

Stantec does not know of any other matter that will come before the meeting other than the matters disclosed in the notice of meeting.

                          INFORMATION REGARDING STANTEC

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To Stantec's knowledge, none of Stantec's directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise in any matter to be acted upon at the meeting other than the election of directors or the appointment of auditor.

VOTING SHARES AND THEIR PRINCIPAL HOLDERS

As of the date of this circular, Stantec has 18,927,185 common shares issued and outstanding. Each registered holder of common shares on the record date (March 21, 2005) will be entitled to one vote on all matters proposed to come before the meeting for each common share held.

To the knowledge of Stantec's directors and officers, no person beneficially owns, directly or indirectly, or controls or directs more than 10% of Stantec's outstanding common shares.

NORMAL COURSE ISSUER BID

On May 27, 2004, Stantec announced its intention to make a normal course issuer bid starting June 1, 2004 and expiring May 31, 2005. During this period, Stantec may acquire up to 554,388 common shares, being approximately 3% of the issued and outstanding common shares at the time of the issuer bid's announcement.

Stantec believes that, at certain times, the market price of its common shares may not adequately reflect the value of its business and its future business prospects. As a result, Stantec believes that its outstanding common shares may, at such times, represent an attractive investment and an appropriate and desirable use of its available funds. Stantec will purchase its common shares for cancellation.

Purchases will be effected through the Toronto Stock Exchange's facilities, in accordance with its by-laws, rules, and policies. Stantec will pay the market price for any common shares it acquires.

You may contact Stantec at: 200 - 10160 - 112 Street, Edmonton AB T5K 2L6 to obtain a copy of Stantec's Notice of Intention to Make a Normal Course Issuer Bid that was filed with the Toronto Stock Exchange.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Stantec's Board of Directors believes in the importance of sound corporate governance practices. Stantec's practices are described in Schedule "A" to this circular.

The Toronto Stock Exchange requires that we compare our Corporate Governance Practices to the "Guidelines for Improved Corporate Governance" contained in the December 1994 Report of the TSX Committee on Corporate Governance in Canada. The headings appearing in Schedule "A" address the principal matters relating to corporate governance outlined in Section 474 of the TSX Company Manual.

In Schedule "A", the terms "unrelated director", "related director" and "outside director" have the meanings given to them in the TSX Company Manual, namely:

- An "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.

- A "related director" means a director who is not an unrelated director or is a member of management.

-     An "outside director" means a director who is not a member of management.

Canadian corporate governance practice standards continue to be reviewed and modified. At present, the TSX Company Manual guidelines are the benchmark to which we must adhere. A number of revisions to these guidelines have been proposed and are being considered. Stantec continues to monitor and adapt as corporate governance standards evolve.

MANDATE OF THE BOARD OF DIRECTORS

The Board's mandate is to supervise Stantec's management with a view to Stantec's best interests. The Board fulfils its mandate by:

      -     ensuring that Stantec adopts a strategic planning process;

      - reviewing and monitoring Stantec's principal business risks, as identified by management, and the system to manage such risks;

      -     ensuring that management provides for succession planning;

      - ensuring that management maintains the integrity of Stantec's internal control and management information systems.

There were five Board meetings and one strategic planning session in 2004. The Board has met once in 2005 and five additional meetings of the Board are scheduled. The agenda for these scheduled Board meetings, and whether additional meetings are necessary, will depend on the state of Stantec's affairs, including any opportunities or problems facing Stantec.

It is Stantec's current practice to hold at least one Board meeting each year at a location other than the head office. Management feels that Stantec benefits from giving directors broad exposure to Stantec's business and operations. At these meetings, directors are given the opportunity to meet with senior management in different regions. Last year, Board meetings were held in Edmonton, Phoenix, and Toronto.

COMMITTEES OF THE BOARD

In 2004, there were two committees of the Board: (1) the Audit Committee and (2) the Corporate Governance and Compensation Committee.

AUDIT COMMITTEE

The Audit Committee members are all unrelated directors. The committee members are E. John (Jack) Finn, William D. Grace, and Robert R. Mesel. During the financial year ended December 31, 2004, Stephen D. Lister (an unrelated director) was a member of this committee until his retirement on November 4, 2004, when Robert R. Mesel was appointed to fill that vacancy.

In summary, the committee monitors, evaluates, approves and makes recommendations on matters affecting Stantec's external audit, financial reporting and accounting control policies. The committee's Terms of Reference include:

      - reviewing and recommending for approval to the Board, the annual audited financial statements and other continuous disclosure documents, including:

            a)    the financial content of the annual report,

            b) the annual management information circular and proxy materials,

            c)    the annual information form, and

            d) the management discussion and analysis section of the annual report;

      - reviewing and authorizing the release of the quarterly unaudited financial statements including management discussion and analysis, quarterly interim report to shareholders and quarterly press release of Stantec's earnings;

      - reviewing and recommending for approval to the Board, all financial statements, financial reports, and the financial content of prospectuses, and any other reports requiring Board approval prior to being submitted to any regulatory authority;

      - reviewing and assessing, in conjunction with management and the external auditor:

            a) the appropriateness of Stantec's accounting policies and financial reporting practices, and considering any available alternatives;

            b) any significant proposed changes in financial reporting and accounting policies and practices to be adopted by Stantec;

            c) any new or pending developments in accounting and reporting standards that may affect or impact Stantec; and

            d) the key estimates and judgments of management that may be material to Stantec's financial reporting;

      - assessing the performance of the external auditor and considering whether to recommend its annual appointment to the Board for ultimate recommendation to the shareholders;

      - reviewing, approving and executing the annual engagement letter with the external auditor;

      - approving the engagement of the external auditor for all non-audit services and the fees for such services, and considering whether any non-audit service compromises the independence of the external audit work;

      - reviewing all fees paid to the external auditor for audit services and, if appropriate, recommending the fees for Board approval; and

      - reviewing with the external auditor the results of the annual audit examination.

The Audit Committee met six times in 2004. In addition to formal meetings, the members of the Audit Committee meet informally as required, either in person or by telephone. The Chairman of the Audit Committee provides regular reports at Stantec's Board meetings.

CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

The Corporate Governance and Compensation Committee members are all unrelated directors. The committee members are Neilson A. "Dutch" Bertholf, Jr., Robert J. Bradshaw, William D. Grace and Susan E. Hartman. During the financial year ended December 31, 2004, Robert E. Flynn (an unrelated director) was a member of this committee until his retirement on November 4, 2004 when Susan E. Hartman was appointed to the committee to fill that vacancy.

This committee makes recommendations to the Board on:

      Corporate Governance Matters

      -     developments in the area of corporate governance generally;

      -     composition and size of the Board;

      -     appropriate candidates for nomination to the Board;

      -     providing an orientation and education program for new directors;

      - evaluating the performance of the Board, any committees, and individual directors;

      - considering and approving any requests by an individual director to engage outside experts at Stantec's expense.

      Compensation Matters

      - compensation policies reflecting the rationale for each element of executive pay, including the link between compensation and performance and the level of competitiveness of the total compensation package;

      -     administration of Stantec's Employee Share Option Plan;

      - executive management compensation, including bonuses, stock options, pensions, and benefits;

      -     compensation for the Chief Executive Officer;

      -     senior management performance reviews;

      -     Stantec's succession plans for executive management positions.

The Corporate Governance and Compensation Committee met once in 2004. In addition to formal meetings, the members of the Corporate Governance and Compensation Committee meet informally as required, either in person or by telephone. The Chairman of the Corporate Governance and Compensation Committee provides regular reports at Stantec Board meetings.

ELECTION OF DIRECTORS

Eight directors will be elected at the Meeting. The management representatives named in the form of proxy intend to vote for the nominees listed below. All of the listed nominees are currently directors. Stantec management believes that each of the listed nominees will be able to serve as a director. If for any reason before the meeting, a nominee is unable to serve as a director, the persons named in the form of proxy have the discretion to vote for another nominee at the meeting. Each elected director will hold office until the next annual general meeting or until a successor is duly elected or appointed.

The members of Stantec's Audit Committee and Corporate Governance and Compensation Committee are indicated below. The following biographies also indicate the number of Stantec common shares currently beneficially owned, directly or indirectly, or controlled or directed by the nominees.

RONALD P. TRIFFO - CHAIRMAN OF THE BOARD, STANTEC INC.

Edmonton, AB - Canada

[RONALD P. TRIFFO PHOTO]

Ronald P. Triffo has been associated with Stantec since 1977 and was appointed President in 1983. In 1988, he was appointed Chairman of the Board. Ron is currently the Director of TELUS Corporation and Chairman and Director of ATB Financial. Ron is the private sector Co-Chair of the Alberta Economic Development Authority and serves on the Board of the Alberta Ingenuity Fund, Alberta's Promise, the Advisory Council of the Faculty of Medicine and Dentistry at the University of Alberta, and the Board of Governors of Junior Achievement of Northern Alberta.

DIRECTOR SINCE    COMMON SHARES   OPTIONS   DEFERRED SHARE UNITS   2004 ATTENDANCE
August 12, 1985      427,092      160,000       Not eligible       Board Meetings    6 of 6

ANTHONY (TONY) P. FRANCESCHINI - PRESIDENT & CEO, STANTEC INC.

Edmonton, AB - Canada

[ANTHONY P. FRANCESCHINI PHOTO]

Anthony P. Franceschini has been with Stantec since 1978, where he has provided consulting services, management, and leadership becoming CEO in 1998. Tony has served as a director of Stantec Inc. since the Company became publicly traded in March 1994 (TSX:STN). He also serves as a director of Esterline Technologies Corporation, a leading manufacturer in the aerospace/defence markets and is a director of privately held CCI Thermal Technologies Inc., an Edmonton-based manufacturer of industrial heating products and custom-engineered process heating equipment.

 DIRECTOR SINCE    COMMON SHARES   OPTIONS   DEFERRED SHARE UNITS   2004 ATTENDANCE
February 3, 1994      211,396      202,000       Not eligible       Board Meetings    6of 6

NEILSON A. "DUTCH" BERTHOLF JR. - CORPORATE DIRECTOR

Phoenix, AZ - USA

[NEILSON A. "DUTCH" BERTHOLF JR. PHOTO]

Neilson A. "Dutch" Bertholf Jr. is a member Stantec Inc.'s Board of Directors and serves on the Corporate Governance and Compensation Committee. He is retired from a 40-year career in aviation. Mr. Bertholf Jr. is a lifetime board member of the Arizona Sports Foundation Inc (Fiesta Bowl) and is a member on the executive committee and a vice president of the Grand Canyon Council, Boy Scouts of America. He is also a member of the Board of Directors for the Airline Training Center, Arizona, a Division of Lufthansa Flight Training, Lufthansa Airlines, Germany.

DIRECTOR SINCE   COMMON SHARES   OPTIONS   DEFERRED SHARE UNITS     2004 ATTENDANCE
December 16,     900             9,100     2,800                  Board Meetings         6 of 6
1998                                                              Corporate Governance
                                                                  & Compensation         1 of 1

ROBERT J. BRADSHAW - CHAIRMAN, CONTOR INDUSTRIES LIMITED

Toronto, ON - Canada

[ROBERT J. BRADSHAW PHOTO]

Robert J. Bradshaw is a professional engineer with a diverse background in the manufacturing, oil, consulting engineering, and nuclear industry, as well as in power generation and government service. Mr. Bradshaw is currently chairman of Contor Industries Limited, which acquires mature manufacturing companies requiring significant turn-around activities. Contor companies and their products range from nuclear and aerospace to hydro electric; gold mining; food processing; aircraft leasing and waste disposal. Mr. Bradshaw acts as chairman for Zircatec Precision Industries, Inc. and Bradcohill Inc. and is also a director of Configuresoft, Inc.

DIRECTOR SINCE   COMMON SHARES   OPTIONS   DEFERRED SHARE UNITS     2004 ATTENDANCE
December 14,     55,000          0         2,800                  Board Meetings         6 of 6
1993                                                              Corporate Governance
                                                                  & Compensation         1 of 1

E. JOHN (JACK) FINN - CORPORATE DIRECTOR

Madison, CI - USA

[E. JOHN (JACK) FINN PHOTO]

E. John (Jack) Finn joined the Stantec Board in 1995 and currently serves on the Audit Committee. Jack is the retired Chairman of Dorr-Oliver, Inc. a process engineering and equipment firm. An electrical engineering graduate of Carnegie Mellon University, Jack's business experience has focused on operations and general management. He held various executive positions with The Carborundum Company, Kennecott Corporation and The Standard Oil Company. In addition to Stantec, Jack is currently a director of Vodium of Washington, DC and Dairy Delicious of New York, NY. Jack also is a Member of the National Association of Corporate Directors.

 DIRECTOR SINCE    COMMON SHARES   OPTIONS   DEFERRED SHARE UNITS   2004 ATTENDANCE
October 17, 1995   19,000          5,000     2,800                  Board Meetings    6 of 6
                                                                    Audit Committee   6 of 6

WILLIAM D. GRACE - CORPORATE DIRECTOR

Edmonton, AB - Canada

[WILLIAM D. GRACE PHOTO]

Bill Grace is a graduate of the University of Alberta and a Fellow Chartered Accountant (FCA). During his business career, he served as the chief financial officer with several Alberta corporations including Chieftain Development Co. Ltd., R. Angus (Alberta) Limited and Canadian Utilities Limited. From 1988 to 1994, he was a managing partner in the Edmonton office of Price Waterhouse. Bill is the recipient of several awards including the Alberta Achievement Award by the Province of Alberta, the Lifetime Achievement Award from the Alberta Institute of Chartered Accountants and the University of Alberta Alumni Award of Excellence. Bill currently holds a number of corporate directorships in addition to Stantec, including the Forzani Group, Melcor Developments, Millar Western Forest Products and several private companies. He is also the independent chairman of the Edmonton Pipe Industry Pension and Health & Welfare Trust Funds, a director of the Mutual Fund Dealers Association of Canada, and a public Council member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Bill has been active over the past twenty-five years in numerous community and professional activities.

 DIRECTOR SINCE  COMMON SHARES   OPTIONS   DEFERRED SHARE UNITS      2004 ATTENDANCE
April 29, 1994   10,000          8,000     2,800                  Board Meetings         6of 6
                                                                  Audit Committee        6of 6
                                                                  Corporate Governance
                                                                  & Compensation         1of 1

SUSAN E. HARTMAN - PRESIDENT AND OWNER, THE HARTMAN GROUP

Rochester, NY - USA

[SUSAN E. HARTMAN PHOTO]

Susan E. Hartman holds a bachelor of science degree in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993 she started her own management consulting firm, the Hartman Group. Ms. Hartman continues as president and owner of The Hartman Group, leading the company's consulting services in the area of strategic and operational planning, overall business assessment, process optimization, and project management. She currently serves as a board member on QED Technologies and the SCORE Foundation.

 DIRECTOR SINCE    COMMON SHARES   OPTIONS   DEFERRED SHARE UNITS      2004 ATTENDANCE
November 4, 2004   0               0         800                    Board Meetings         0 of 0
                                                                    Corporate Governance
                                                                    & Compensation         0 of 0

ROBERT R. MESEL - CORPORATE DIRECTOR

Kiawah Island, SC - USA

[ROBERT R. MESEL PHOTO]

Robert R. Mesel is an experienced business professional with expertise in business development, administration, accounting, and finance. Prior to his retirement in 1998, Mr. Mesel was a director and/or trustee for many prestigious organizations, including the Financial Executive Institute (Northeast Ohio Chapter), Ohio Council for Economic Education, Greater Cleveland Salvation Army, and Canisius College. Mr. Mesel completed his bachelor of business administration in accounting at Canisius College, his masters of business administration at State University of New York, and the advanced management program at Harvard Business School. He is also the past president of BP Chemicals Inc. and Chase Brass & Copper Company.

 DIRECTOR SINCE    COMMON SHARES   OPTIONS   DEFERRED SHARE UNITS   2004 ATTENDANCE
November 4, 2004   2,500           0         800                    Board Meetings    0 of 0
                                                                    Audit Committee   1 of 1

All the proposed nominees have been engaged for more than five years in their present principal occupation or in other capacities with the company or organization (or a predecessor thereof) in which they currently hold their principal occupation.

COMPENSATION OF DIRECTORS

Mr. Triffo, the Chairman of the Board, receives $150,000 per year as a director fee retainer pursuant to an agreement with Stantec. He is not paid any additional amounts for attending Board committees, chairing Board meetings, or attending meetings or events in support of the company. This agreement with Mr. Triffo will end when he ceases to be the Chairman of the Board.

The President and CEO, Mr. Franceschini, is not compensated for acting as a director.

The remaining six directors are paid according to Stantec's director compensation program which is intended to:

      1. encourage the directors to hold a continuing equity interest in Stantec;

      2.    align the interests of directors with the interests of shareholders;
            and

      3.    attract and retain qualified Canadian and U.S. directors.

The director compensation program includes deferred share units (DSUs) each of which has the same value as one Stantec common share. However, DSUs carry no voting rights and they cannot be transferred. DSUs cannot be exercised until death or retirement of a director, upon which, the value of a director's DSUs are paid in cash. Each DSU will be valued at the Stantec common share market price on the last trading day of the month of the death or retirement of the director. DSUs are granted on the last day of the previous quarter and once granted, the number of DSUs will be adjusted even if the director dies or retires in the quarter to which a grant of DSUs relates. The number of DSUs held by directors and the number of DSUs to which directors are entitled will be appropriately adjusted for any change in Stantec's outstanding common shares that occurs by reason of any stock split, consolidation, or other corporate change.

The directors, other than Mr. Triffo and Mr. Franceschini, receive:

      -     1,600 DSUs a year (400 per quarter);

      -     an additional $1,500 per quarter if they chair a Board committee;
            and

      - $1,800 for every Board meeting or Board committee meeting they attend.

During Stantec's financial year ending December 31, 2004, Stantec paid its directors, other than Mr. Franceschini, approximately $522,440. This figure includes the Chairman's compensation of $150,000 and compensation paid to outside directors as follows:

      -     chair and meeting fees $ 114,600

      -     DSUs (valued at date of issue) $ 257,840

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation for Stantec's Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers.

                                                                   LONG-TERM
                                                                 COMPENSATION
                                                                    AWARDS
    NAME AND PRINCIPAL                ANNUAL COMPENSATION         SECURITIES        ALL OTHER
         POSITION            YEAR     SALARY       BONUS(1)    UNDER OPTIONS(2)   COMPENSATION
--------------------------   ----   -----------   ----------   ----------------   ------------
A.P. FRANCESCHINI            2004   $   375,004   $  844,350          nil         $      9,000(3)
   President & CEO           2003   $   367,793   $  717,338        150,000       $     11,250(4)
                             2002   $   250,000   $  748,705          nil         $      6,500(3)

D.W. WILSON                  2004   $   224,030   $  250,000         5,000        $     69,439(5)
   Vice President & CFO      2003   $   196,165   $  195,000         6,500        $      5,500(3)
                             2002   $   183,787   $  116,212         7,000        $      5,176(3)

R.L. ALARIE                  2004   $   233,649   $  350,000         5,000        $      3,750(3)
   Executive Vice            2003   $   196,165   $  230,000         6,000        $      5,500(3)
   President                 2002   $   175,013   $  200,000         9,000        $    200,631(6)
   Stantec Consulting Ltd.

M.E. JACKSON                 2004   $   218,460   $  250,000         5,000        $      5,869(3)
   Senior Vice President     2003   $   176,542   $  205,000         8,000        $      5,100(3)
   Stantec Consulting Ltd.   2002   $   165,009   $  135,000         8,000        $      4,800(3)

W.B. LESTER                  2004   $   230,994   $  350,000         5,000        $      6,192(3)
   Executive Vice            2003   $   220,664   $  350,000         7,000        $      6,000(3)
   President                 2002   $   225,000   $  325,000        12,000        $      5,500(3)
   Stantec Consulting Ltd.

(1) Represents bonuses earned and calculated in respect of the indicated financial year.

(2) Options for common shares of Stantec. See below for further information regarding option grants and exercises during the most recently completed financial year.

(3) Represents a payment to the executive officer's registered retirement savings/employee share purchase plan.

(4) Represents a payment to the executive officer's registered retirement savings/employee share purchase plan ($9,000) and a service award ($2,250)

(5) Represents a payment to Mr. Wilson's registered retirement savings/employee share purchase plan ($5980) and a payout of vacation time that Mr. Wilson had accrued but not taken during his time at Stantec ($63,459).

(6) Represents a payment to Mr. Alarie's registered retirement savings/employee share purchase plan ($5,176) and a performance payment arising in connection with the acquisition of PEL Group Inc. by Stantec Consulting Ltd. [a wholly owned subsidiary of Stantec] in 1997 ($195,455).

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                 MARKET VALUE
                              % OF TOTAL                              OF
                               OPTIONS                            SECURITIES
                               GRANTED                            UNDERLYING
               SECURITIES    TO EMPLOYEES    EXERCISE OR BASE   OPTIONS ON THE
                 UNDER            IN         PRICE ($/COMMON    DATE OF GRANT
   NAME        OPTIONS(1)   FINANCIAL YEAR        SHARE)         ($/SECURITY)    EXPIRATION DATE
------------   ----------   --------------   ----------------   --------------   ---------------
A.P.              Nil            0.00%              N/A              N/A              N/A
Franceschini

D.W. Wilson      5000(2)         2.99%           $  24.50         $    24.50       December 14,
                                                                                       2011

R.L. Alarie      5000(2          2.99%           $  24.50         $    24.50       December 14,
                                                                                       2011

M.E. Jackson     5000(2)         2.99%           $  24.50         $    24.50       December 14,
                                                                                       2011

W.B. Lester      5000(2)         2.99%           $  24.50         $    24.50       December 14,
                                                                                       2011

(1) Options granted under Stantec's Employee Share Option Plan to purchase common shares of Stantec.

(2) 1,667 options are exercisable on December 14, 2005, 1,667 options are exercisable on December 14, 2006, and 1,666 options are exercisable on December 14, 2007

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

                    SECURITIES     AGGREGATE     UNEXERCISED OPTIONS AT        VALUE OF UNEXERCISED
                     ACQUIRED        VALUE         FINANCIAL YEAR END         IN-THE-MONEY OPTIONS
                    ON EXERCISE     REALIZED                (#)             AT FINANCIAL YEAR END(1)
       NAME             (#)           ($)       EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
-----------------   -----------   -----------   -------------------------   -------------------------
A.P. Franceschini     240,000     $ 4,214,000        112,000 / 90,000         $1,732,060/ $210,300

D.W. Wilson             nil           nil            26,335 / 11,665            $493,258/ $61,582

R.L. Alarie            4,700      $    70,560         5000 / 12,000             $46,900/ $67,760

M.E. Jackson            nil           nil             8001 / 12,999             $78,516/ $71,064

W.B. Lester            39,000     $   690,200         2334 / 13,666             $12,790/ $83,390

(1) The closing price of Stantec's Common Shares on the Toronto Stock Exchange on December 31, 2004 was $26.48.

EQUITY COMPENSATION PLAN INFORMATION

                                                                         NUMBER OF SECURITIES
                                                                       REMAINING AVAILABLE FOR
                     NUMBER OF SECURITIES TO                         FUTURE ISSUANCE UNDER EQUITY
                         BE ISSUED UPON         WEIGHTED-AVERAGE          COMPENSATION PLANS
                           EXERCISE OF          EXERCISE PRICE OF       (EXCLUDING SECURITIES
  PLAN CATEGORY        OUTSTANDING OPTIONS     OUTSTANDING OPTIONS     REFLECTED IN COLUMN (A))
                               (A)                     (B)                       (C)
------------------   -----------------------   -------------------   ----------------------------
EQUITY
COMPENSATION PLANS
APPROVED BY                 1,033,833               $   13.63                  44,740(1)
SECURITYHOLDERS

(1) This number is equal to the maximum number of Stantec options authorized to be issued under the Stantec Share Option Plan (1,754,938) less 676,365 Stantec options which have been exercised over the life the Stantec Stock Option Plan less the 1,033,833 Stantec options outstanding as at December 31, 2004.

INDEBTEDNESS OF ANY DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Stantec's management is not aware of any:

(a)   indebtedness outstanding to Stantec or any of its subsidiaries by; or

(b) guarantees, support agreements, letters of credit or other similar arrangements provided by Stantec to;

any of Stantec's directors, executive officers, employees or former directors, executive officers or employees or of any of Stantec's subsidiaries, at any time since the commencement of the last completed fiscal year.

EMPLOYMENT CONTRACTS

ANTHONY P. FRANCESCHINI

Stantec has an employment contract with Mr. Franceschini, effective January 1, 2003, which provides that Mr. Franceschini will remain Stantec's President and CEO until December 31, 2008. The contract provides for:

1.    an annual base salary of $375,000,

2. an annual bonus of 1.5% of Stantec's annual income before deductions for employee performance bonuses, executive bonuses and taxes, and

3.    options for Stantec Common Shares as follows:

NUMBER OF OPTIONS   STRIKE PRICE   VESTING DATE      EXPIRY DATE
30,000              $16.10         January 3, 2004   January 3, 2010
30,000              $18.85         January 3, 2005   January 3, 2011
30,000              $21.60         January 3, 2006   January 3, 2012
30,000              $24.35         January 3, 2007   January 3, 2013
30,000              $27.10         January 3, 2008   January 3, 2013

If Mr. Franceschini is terminated without cause, he will receive a lump sum payment of $750,000.

Mr. Franceschini will also receive a $750,000 lump sum payment if he terminates his employment within six-months of Stantec undergoing a change of control. A change of control, for this purpose, is defined as a situation where a person acquires more than 50% of Stantec's Common Shares. A change of control also occurs when the nominees of a person holding at least 30% of Stantec's Common Shares are elected as directors and comprise a majority of the Board.

In all other cases Mr. Franceschini may end his employment after giving three months' notice.

Mr. Franceschini's contract also restricts Mr. Franceschini from competing with Stantec, soliciting Stantec employees, and soliciting Stantec clients for a period of two years following termination of his employment.

DONALD W. WILSON

Stantec Consulting has an employment contract with Donald W. Wilson effective October 31, 2001. The contract provides Mr. Wilson with a bi-weekly salary and a discretionary annual bonus. Mr. Wilson's bi-weekly salary was set at $8,913.00 effective January 1, 2005.

If Stantec Consulting terminates Mr. Wilson without cause, it must make a $200,000 lump sum payment to him. Mr. Wilson will also receive a $200,000 lump sum payment if he were to end his employment within six-months of Stantec undergoing a change in control. A change of control, for this purpose, would occur where a person acquires more than 50% of Stantec's common shares or where the nominees of a person holding at least 30% of Stantec's common shares are elected as directors and comprise a majority of the Board of Directors. In all other cases, Mr. Wilson may end his employment after giving Stantec Consulting three months' notice.

Mr. Wilson's agreement restricts Mr. Wilson from competing with Stantec, soliciting Stantec employees, and soliciting Stantec clients for a period of two years following termination of his employment.

RAYMOND L. ALARIE

Stantec Consulting also has an employment contract with Mr. Alarie effective January 1, 2005. This contract provides Mr. Alarie with a bi-weekly salary and a discretionary annual bonus. Mr. Alarie's bi-weekly salary was set at $9,308.25 effective January 1, 2005.

If Stantec Consulting terminates Mr. Alarie's employment without cause, it must pay him his base salary earned to the termination date, a termination bonus, and a one-year compensation payment.

The termination bonus that would be paid to Mr. Alarie would be equal to the annual bonus earned by Mr. Alarie in respect of the previous fiscal year pro-rated for that portion of the year which elapses from the end of the previous fiscal year to the date of termination. If no bonus was paid to Mr. Alarie in respect of the previous fiscal year, the termination bonus will be based on the bonus paid, if any, to Mr. Alarie in respect of the fiscal year two years prior to the year the termination occurs.

The one-year compensation payment is calculated as twenty-six (26) times Mr. Alarie's biweekly salary at the time of termination plus an amount equal to the bonus paid to Mr. Alarie in respect of the fiscal year prior to the year in which termination occurs or, if no bonuses have been paid to Stantec's Canadian employees generally in that year, an amount equal to the bonus, if any, paid to Mr. Alarie in respect of the fiscal year two years prior to the year in which termination occurs.

Mr. Alarie would also be paid his base salary earned to the termination date, a termination bonus, and a one-year compensation payment if he were to end his employment within six-months of Stantec undergoing a change in control. A change of control, for this purpose, would occur where a person acquires more than 50% of Stantec's common shares or where the nominees of a person holding at least 30% of Stantec's common shares are elected as directors and comprise a majority of the Board of Directors. In all other cases, Mr. Alarie may end his employment after giving Stantec Consulting three months' notice.

Mr. Alarie's contract also restricts Mr. Alarie from competing with Stantec, soliciting Stantec employees, and soliciting Stantec clients for a period of two years following termination of his employment.

MARK E. JACKSON

Stantec Consulting has an employment contract with Mr. Jackson effective October 31, 2001. The contract provides Mr. Jackson with a bi-weekly salary and a discretionary annual bonus. Mr. Jackson's bi-weekly salary was set at $8,715.00 effective January 1, 2005.

If Stantec Consulting terminates Mr. Jackson without cause, it must make a $100,000 lump sum payment to him, pay him a bonus equal to 35% of his base salary the previous year if no bonus has been paid that year, and pay him a bonus of 35% of his base salary in the termination year pro rated for that portion of the year which has elapsed to the date of termination. Mr. Jackson would also receive a $100,000 lump sum payment and his bonuses should he end his employment within six-months of Stantec undergoing a change in control.

A change of control, for this purpose, would occur where a person acquires more than 50% of Stantec's common shares or where the nominees of a person holding at least 30% of Stantec's common shares are elected as directors and comprise a majority of the Board of Directors. In all other cases, Mr. Jackson may end his employment after giving Stantec Consulting three months' notice.

Mr. Jackson's contract also restricts Mr. Jackson from competing with Stantec, soliciting Stantec employees, and soliciting Stantec clients for a period of two years following termination of his employment.

W. BARRY LESTER

Stantec Consulting entered into an employment contract with W. Barry Lester effective December 19, 2002. The contract provides Mr. Lester with a bi-weekly salary and a discretionary annual bonus. Mr. Lester's bi-weekly salary was set at $9,308.25 effective January 1, 2005.

If Stantec Consulting terminates Mr. Lester's employment without cause, Stantec Consulting must pay him his base salary earned to the termination date, a termination bonus, and a one-year compensation payment.

The termination bonus that would be paid to Mr. Lester would be equal to the bonus earned by Mr. Lester in the previous fiscal year pro-rated for that portion of the year which elapses from the end of the previous fiscal year to the date of termination. If no bonus was paid to Mr. Lester in the previous fiscal year, the termination bonus will be based on the bonus paid, if any, to Mr. Lester in the fiscal year two years prior to the year the termination occurs.

The one-year compensation payment is calculated as twenty-six (26) times Mr. Lester's biweekly salary at the time of termination plus an amount equal to the bonus paid to Mr. Lester in respect of the fiscal year prior to the year in which termination occurs or, if no bonuses have been paid to Stantec's Canadian employees generally in that year, an amount equal to the bonus, if any, paid to Mr. Lester in respect of the fiscal year two years prior to the year in which termination occurs.

Mr. Lester would also be paid his base salary earned to the termination date, a termination bonus, and a one-year compensation payment if he were to end his employment within six-months of Stantec undergoing a change in control. A change of control, for this purpose, would occur where a person acquires more than 50% of Stantec's common shares or where the nominees of a person holding at least 30% of Stantec's common shares are elected as directors and comprise a majority of the Board of Directors. In all other cases, Mr. Lester may end his employment after giving Stantec Consulting three months' notice.

Mr. Lester's contract also restricts Mr. Lester from competing with Stantec, soliciting Stantec employees, and soliciting Stantec clients for a period of two years following termination of his employment.

REPORT ON EXECUTIVE COMPENSATION

COMPOSITION OF CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

As described above, the Corporate Governance and Compensation Committee is currently comprised of Neilson A. "Dutch" Bertholf, Jr., Robert Bradshaw, William D. Grace and Susan E. Hartman, none of which are officers of Stantec. During the financial year ended December 31, 2004, Robert E. Flynn was a member of this committee, however, upon his retirement on November 4, 2004, Susan E. Hartman was appointed to this committee to fill that vacancy.

COMPENSATION PHILOSOPHY

Stantec's executive compensation program is designed to link executive compensation to corporate performance. A successful program should ensure that executives are motivated to achieve key corporate goals by appropriately rewarding them for generating outstanding business results and contributing exceptionally to Stantec's leadership and management. Stantec feels that its compensation philosophy attracts, retains, and motivates top executives who will contribute to Stantec's long-term success.

The base salary for each executive officer is determined by the position's responsibility, the position's importance to Stantec, and industry standards. Base salaries for executives other than the CEO are intended to provide a base level of compensation at the low end of the range for comparable positions. The amount of money available for executive bonuses is determined annually by the Corporate Governance and Compensation Committee and depends on Stantec's annual income before deductions for the CEO's bonus, employee performance bonuses, executive bonuses, and taxes. Annual bonuses for executive officers are discretionary and include a number of factors including individual performance and corporate performance. There are no set weights for each factor and factor weights may vary from year to year. In 2004, bonuses ranged from 111% to 225% of base salary for the Named Executive Officers.

Stantec also has an Employee Share Option Plan to provide long-term incentive to key employees, including executive officers. The Employee Share Option Plan is intended to

      1.    align the interests of employees and shareholders;

      2.    contribute to the growth of shareholder value;

      3.    constantly improve operating results;

      4.    retain key employees; and

      5.    encourage key employees to become Stantec shareholders.

Key employees are granted options to purchase shares at the Board's discretion with the advice of the Corporate Governance and Compensation Committee. In making its decision to award share options, the Board considers the following criteria:

      -     the employee's ability to contribute to Stantec's long-term success;

      - the value of recognizing employees who may influence Stantec's future success;

      - the amount and terms of any existing options which have been issued to that employee;

      -     the recommendation of the CEO; and

      - such other factors as the Board feels are relevant with respect to any individual key employee.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

Mr. Franceschini's compensation is determined according to his January 1, 2003 employment contract. (see "EMPLOYMENT CONTRACTS" above). Mr. Franceschini's compensation is comprised of a base salary, an annual incentive bonus, and share options.

Because there are limited direct comparables for the CEO position, Mr. Franceschini's base salary was negotiated based on his overall experience, responsibility, and performance. His annual incentive bonus is tied directly to corporate performance. His share options, issued according to Stantec's Employee Share Option Plan, are a long-term incentive tied directly to the creation of shareholder value.

The Board believes that the overall CEO compensation package is appropriate as it substantially incorporates short-term financial performance (annual incentive bonuses) as well as long-term financial performance (share options).

During 2004, Mr. Franceschini's compensation was allocated as follows (based on the terms of his employment agreement):

      Base Salary: 31%
      Annual Bonus: 69%

Submitted on behalf of the
Corporate Governance and Compensation Committee

Robert J. Bradshaw, Chair
Neilson A. "Dutch" Bertholf, Jr.
William D. Grace
Susan E. Hartman

PERFORMANCE GRAPH

The following graph compares the total shareholder return for $100 invested in Stantec common shares on December 31, 1999 against the total return of the S&P/TSX Composite Index over the same period.

                              (PERFORMANCE GRAPH)

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Stantec carries a directors' and officers' liability insurance policy with a maximum coverage of $40,000,000 a year and a $500,000 per claim deductible. Under this policy, Stantec is reimbursed for paying directors and officers as required, permitted by law, or permitted by Stantec's by-laws when claims are made against a director or officer for an alleged or actual wrong committed by him/her during the course of his/her duties to Stantec. Coverage also applies, with no deductible, to a director or officer where Stantec does not indemnify them. There are certain exclusions, including bodily injury, property damage, and for acts resulting in personal advantage to which the director or officer was not legally entitled. Some exclusions are covered under other insurance policies. The coverage is in effect from May 1, 2004 to May 1, 2005 and its total premium is $171,000.

2005 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than December 15, 2005 to be considered for inclusion in next year's management proxy circular for the purposes of the Stantec's 2006 annual shareholder meeting.

ADDITIONAL INFORMATION

Additional information relating to Stantec is available on SEDAR at www.sedar.com.

Any person may request and receive the following from Stantec's Corporate
Secretary:

a) one copy of Stantec's Annual Information Form and one copy of documentation containing information referenced by the Annual Information Form;

b) one copy of Stantec's comparative financial statements for the most recently completed financial year, the accompanying auditor's report, and one copy of any of interim financial statements created after the latest annual financial statements;

c) one copy of Stantec's most recent Management Proxy Circular in respect of the most recent annual shareholder meeting that involved the election of directors.

Stantec may require a non-shareholder to pay a reasonable charge for the material requested.

Financial information about Stantec's financial year ended December 31, 2004 is contained in Stantec's financial statements and MD&A, both of which can be found in Stantec's Annual Report.

DIRECTORS' APPROVAL

Stantec's Board has approved the contents of this circular and the distribution of the circular to Stantec shareholders.

/s/ JEFFERY S. LLOYD
JEFFERY S. LLOYD
Vice President and Secretary
March 21, 2005

                                  SCHEDULE "A"

                       TSX CORPORATE GOVERNANCE GUIDELINES

      TSX Corporate Governance Guidelines                                  Stantec Compliance
--------------------------------------------------      --------------------------------------------------------
1.    The board of directors of every corporation       The Board is responsible for Stantec's stewardship and
      should explicitly assume responsibility for       it oversees Stantec's conduct, direction, and results.
      the stewardship of the corporation and, as        It is required to act in Stantec's best interests. The
      part of the overall stewardship                   Board is also required to establish proper business
      responsibility, should assume responsibility      practices and appropriate ethical standards for Stantec.
      for the following matters:                        As part of this process, the board has adopted written
                                                        Corporate Governance Guidelines which specifically
                                                        provide for:

                                                        (a)  Adoption of a Corporate Strategic Planning Process;

                                                        (b)  Managing Risks and Protecting Shareholder Value;

                                                        (c)  Appointing, Developing and Monitoring Senior
                                                             Management;

                                                        (d)  Establishing a Communications Policy;

                                                        (e)  Internal Corporate Controls and Management
                                                             Information Systems.

a.    adoption of a strategic planning process;         The Board is actively involved in Stantec's strategic
                                                        planning process. One Board meeting a year is devoted to
                                                        a comprehensive and interactive planning session with
                                                        senior management. The entire Board participates in this
                                                        meeting. This meeting discusses business risks and
                                                        opportunities. As well, goals and strategies are
                                                        reviewed and prepared. The Board must approve the
                                                        strategic plan recommended by management before the plan
                                                        can be implemented. On a quarterly basis, at minimum,
                                                        the Board reviews management's performance in relation
                                                        to strategic and operational objectives. Management must
                                                        also obtain Board approval for any transaction that
                                                        significantly impacts the strategic plan.

b.    the identification of the principal risks of      The Board identifies Stantec's principal risks based on
      the corporation's business and ensuring the       its knowledge of the consulting industry, the
      implementation of appropriate systems to          competitive environment, general economic conditions and
      manage these risks;                               the information provided by management. For a detailed
                                                        list of Stantec's risks, see the MD&A section of the
                                                        annual report.

                                                        The Board and Audit Committee ensure that management
                                                        implements risk management systems. Every quarter, the
                                                        Board receives an integrated environment, health and
                                                        safety report. A Director of Risk Management has been
                                                        appointed to oversee

      TSX Corporate Governance Guidelines                                  Stantec Compliance
--------------------------------------------------      --------------------------------------------------------
                                                        Stantec's risk management processes.

                                                        The Audit Committee regularly reviews financial risk
                                                        management activities and holds discussions with
                                                        Stantec's auditors.

c.    succession planning, including appointing,        The Corporate Governance and Compensation Committee
      training and monitoring senior management;        periodically reviews Stantec's organizational plan and
                                                        structure and, in particular, reviews the CEO succession
                                                        plan. Appropriate recommendations are made to the Board
                                                        for approval.

                                                        Succession planning is one of the written objectives of
                                                        the President and CEO. Senior management performance is
                                                        annually measured against their written objectives.

d.    a communications policy for the corporation;      The Board ensures that necessary structures are in place
      and                                               so that Stantec, its shareholders, other stakeholders,
                                                        and the public can effectively communicate.

                                                        Stantec has approved policies on material and
                                                        nonmaterial disclosure and media relations. These
                                                        policies are available on Stantec's intranet to all
                                                        staff.

                                                        All public financial information and annual audited
                                                        financial statements are reviewed and recommended to the
                                                        Board for approval, through the Audit Committee. The
                                                        quarterly financial statements are reviewed and released
                                                        by the audit committee. Publicly disclosed information
                                                        is reviewed and approved by the CEO and Stantec's
                                                        Director of Communications, and then released as
                                                        appropriate through news wire services, the general
                                                        media, shareholder mailings, and Stantec's website.

                                                        Individual queries, comments, and suggestions can be
                                                        made at any time by contacting Stantec's head office in
                                                        Edmonton, Alberta. Dedicated communications and investor
                                                        relations staff are available to respond to inquiries
                                                        from shareholders, media, and the public.

      TSX Corporate Governance Guidelines                                  Stantec Compliance
--------------------------------------------------      --------------------------------------------------------
e.    the integrity of the corporation's internal       The Board ensures the integrity of internal control and
      control and management information systems.       management information systems through the work and
                                                        reporting of the Audit Committee.

                                                        The Audit Committee reviews how Stantec controls
                                                        corporate assets and information systems. It also
                                                        oversees the financial reporting according to Generally
                                                        Accepted Accounting Principles (GAAP) on an annual or
                                                        quarterly basis where appropriate or required.

2.    The board of directors of every corporation       The Board consists of 7 outside/unrelated directors and
      should be constituted with a majority of          Anthony P. Franceschini, Stantec's President and CEO,
      individuals who qualify as unrelated              who is an inside/related director. Stantec does not have
      directors. An unrelated director is a             a significant shareholder.
      director who is independent of management
      and is free from any interest and any
      business or other relationship which could,
      or could reasonably be perceived to,
      materially interfere with the director's
      ability to act with a view to the best
      interests of the corporation, other than
      interests and relationships arising from
      shareholding. A related director is a
      director who is not an unrelated director.
      If the corporation has a significant
      shareholder, in addition to a majority of
      unrelated directors, the board should
      include a number of directors who do not
      have interests in or relationships with
      either the corporation or the significant
      shareholder and which fairly reflects the
      investment in the corporation by
      shareholders other than the significant
      shareholder. A significant shareholder is a
      shareholder with the ability to exercise a
      majority of the votes for the election of
      the board of directors.

3.    The application of the definition of              The Board, through the Corporate Governance and
      "unrelated director" to the circumstances of      Compensation Committee, reviews and determines which
      each individual director should be the            directors are "unrelated" according to the TSX
      responsibility of the board which will be         guidelines. Anthony P. Franceschini is a related
      required to disclose on an annual basis           director due to his position as President and CEO. All
      whether the board has a majority of               other directors are unrelated. Additional information
      unrelated directors or, in the case of a          about directors may be found in the Election of
      corporation with a significant shareholder,       Directors section of this information circular.
      whether the board is constituted with the
      appropriate number of directors which are

      TSX Corporate Governance Guidelines                                  Stantec Compliance
--------------------------------------------------      --------------------------------------------------------

      not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

4.    The board of directors of every corporation       The Corporate Governance and Compensation Committee is
      should appoint a committee of directors           responsible for recommending new members for election to
      composed exclusively of outside, i.e., non-       the Board. This committee is composed entirely of
      management directors, a majority of whom are      outside and unrelated members.
      unrelated directors, with the responsibility
      for proposing to the full board new nominees      The Corporate Governance and Compensation Committee is
      to the board and for assessing directors on       responsible for annually assessing how the Board and
      an ongoing basis.                                 Board committees perform. The Committee assesses
                                                        appropriate director skills and characteristics based on
                                                        the Board's current makeup and Stantec's current
                                                        affairs. This assessment considers skills, judgment,
                                                        integrity, experience, profile, business prospects and
                                                        other appropriate factors in the context of the
                                                        perceived needs of Stantec and the Board at that time.

5.    Every board of directors should implement a       As required and annually at minimum, the Corporate
      process to be carried out by the nominating       Governance and Compensation Committee reviews and
      committee or other appropriate committee for      recommends to the Board the need for new committees, how
      assessing the effectiveness of the board as       committees should be composed, and who should chair
      a whole, the committees of the board and the      committees. The Committee is guided by the opinion that
      contribution of individual directors.             Board committees should generally be composed of
                                                        unrelated directors and that committee membership should
                                                        be rotated periodically. Every year, the Committee
                                                        surveys directors who provide feedback on the Board's
                                                        effectiveness as a whole and or individual Board
                                                        members. The Committee recommends changes based on these
                                                        survey results.

6.    Every corporation, as an integral element of      Stantec continually updates its directors' reference
      the process for appointing new directors,         manual. The directors can obtain current information by
      should provide an orientation and education       accessing Stantec's intranet including special secured
      program for new recruits to the board.            content. As well, during the year, senior managers
                                                        appear at Board meetings to make presentations about
                                                        particular aspects of Stantec's business.

                                                        At least one meeting a year is held at a location other
                                                        than Stantec's head office This gives the

      TSX Corporate Governance Guidelines                                  Stantec Compliance
--------------------------------------------------      --------------------------------------------------------
                                                        Board the opportunity to meet with local managers in
                                                        various areas where Stantec operates.

                                                        Two new board members were appointed in November 2004.
                                                        These new directors will undergo an orientation and
                                                        education program that details Stantec's business,
                                                        current issues, corporate strategies, and director
                                                        responsibilities.

7.    Every board of directors should examine its       The Board presently has eight members. The Board thinks
      size and, with a view to determining the          that this size is appropriate for its members to
      impact of the number upon effectiveness,          effectively and responsibly manage Stantec's business.
      undertake where appropriate, a program to         The Board recognizes that the demands on directors may
      reduce the number of directors to a number        evolve as Stantec develops. Stantec's geographic
      which facilitates more effective decision-        presence and the individual expertise of current members
      making.                                           is considered when the Board's size and composition is
                                                        reviewed annually.

8.    The board of directors should review the          The Corporate Governance and Compensation Committee
      adequacy and form of the compensation of          reviews and recommends to the Board how Board members
      directors and ensure the compensation             should be compensated. To do this, the Committee
      realistically reflects the responsibilities       analyzes time commitments, fees payable in similar
      and risk involved in being an effective           organizations, and the responsibility of directors.
      director.

9.    Committees of the board of directors should       All Board committees are composed entirely of unrelated
      generally be composed of outside directors,       directors. The Board has appointed two committees: the
      a majority of whom are unrelated directors,       Audit Committee and the Corporate Governance and
      although some board committees, such as the       Compensation Committee.
      executive committee, may include one or more
      inside directors.                                 For further information about the scope and membership
                                                        of each committee, please see pages 13-16 of this
                                                        information circular.

10.   Every board of directors should expressly         The Corporate Governance and Compensation Committee is
      assume responsibility for, or assign to a         responsible for corporate governance issues. The
      committee of directors the general                Committee is composed entirely of unrelated directors
      responsibility for, developing the                and it has a detailed written mandate approved by the
      corporation's approach to governance issues.      Board which specifies its responsibility for corporate
      This committee would, amongst other things,       governance issues.
      be responsible for the corporation's
      response to these governance guidelines.

      TSX Corporate Governance Guidelines                                  Stantec Compliance
--------------------------------------------------      --------------------------------------------------------
11.   The board of directors, together with the         The Board's Corporate Governance Guidelines, , specify
      CEO, should develop position descriptions         the Board's duties and responsibilities. The Guidelines
      for the board and the CEO, involving the          are updated annually, as appropriate.
      definition of the limits to management's
      responsibilities. In addition, the board          The CEO's mandate is to conduct Stantec's day-today
      should approve or develop the corporate           business and affairs and he is responsible for
      objectives which the CEO is responsible for       implementing the Board's strategies, goals, and
      meeting.                                          directions.

                                                        The CEO's written mandate is reviewed and approved by
                                                        the Board annually.

12.   Every board of directors should have in           The Corporate Governance and Compensation Committee is
      place appropriate structures and procedures       responsible for administering the Board's relationship
      to ensure that the board can function             with CEO and the rest of management, ensuring that the
      independently of management. An appropriate       Board is able to function independently of management.
      structure would be to (i) appoint a chair of      The Board holds an executive session without management
      the board who is not a member of management       presence at the end of each Board meeting. Standing
      with responsibility to ensure the board           items of the executive session's agenda are CEO
      discharges its responsibilities or (ii)           performance and succession planning.
      adopt alternative means such as assigning
      this responsibility to a committee of the         The Board's independence is further enabled by the
      board or to a director, sometimes referred        separation of the positions of Chairman and President &
      to as the "lead director". Appropriate            CEO. The Chairman of the Board is an outside, unrelated
      procedures may involve the board meeting on       director.
      a regular basis without management present
      or may involve expressly assigning the            Directors can retain external advisors with the
      responsibility for administering the board's      Corporate Governance and Compensation Committee's
      relationship to management to a committee of      approval.
      the board.

13.   The audit committee of every board of             The Audit Committee is comprised entirely of unrelated
      directors should be composed only of outside      directors. Its Terms of Reference are reviewed and
      directors. The roles and responsibilities of      approved by the Board annually.
      the audit committee should be specifically
      defined so as to provide appropriate              The Board believes all Audit Committee members are
      guidance to audit committee members as to         "financially literate" and have "accounting or related
      their duties. The audit committee should          financial experience" as defined by the TSX Guidelines.
      have direct communication channels with the
      internal and external auditors to discuss         According to its terms of reference, the Committee
      and review specific issues as appropriate.        monitors, evaluates, advises, approves, and makes
      The audit committee duties should include         recommendations on matters affecting Stantec's external
      oversight responsibility for management           audits, internal audits, risk management matters, and
      reporting on internal control. While it is        financial reporting and accounting control policies and
      management's responsibility to design and         practices.
      implement an effective system of internal
      control, it is the responsibility of the          The Audit Committee meets with the external
      audit committee to

      TSX Corporate Governance Guidelines                                  Stantec Compliance
--------------------------------------------------      --------------------------------------------------------
         ensure that management has done so.            auditors at least twice a year without management. A
                                                        quality assessment discussion regarding Stantec's annual
                                                        and interim financial reporting and accounting
                                                        principles is held at least once a year.

                                                        The Committee is responsible for assessing the external
                                                        auditor's performance. The Committee also considers
                                                        whether to reappoint the external auditor and how to
                                                        compensate the external auditor. The Committees
                                                        recommendations are passed to the Board.

                                                        The Audit Committee must approve, before the fact, all
                                                        non-audit services performed by the external auditor.
                                                        The Committee considers how the non-audit work will
                                                        affect the external auditor's independence.

14.   The board of directors should implement a         Individual directors may engage outside advisers at any
      system which enables an individual director       time with the approval of the Corporate Governance and
      to engage an outside advisor at the expense       Compensation Committee.
      of the corporation in appropriate
      circumstances. The engagement of the outside
      advisor should be subject to the approval of
      an appropriate committee of the board.

                                  SCHEDULE "B"

                                OPTION RESOLUTION

WHEREAS the Board of Directors has amended Stantec's Employment Share Option Plan to set the number of Common Shares reserved for issuance pursuant thereto;

AND WHEREAS shareholder approval is required to confirm such amendments.

BE IT RESOLVED THAT:

1. Stantec's Employee Share Option Plan (the "Plan") be amended to provide that the maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be equal to 1,892,718 Common Shares, being 10% of the issued and outstanding Common Shares on March 21, 2005 (on a non-diluted basis) and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Toronto Stock Exchange.

2. any of Stantec's officers is hereby authorized to execute and deliver, for and on Stantec's behalf, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution.

                                  SCHEDULE "C"

                                BY-LAW RESOLUTION

WHEREAS effective September 16, 2004, the board of directors amended Stantec Inc.'s bylaws to change director residency requirements and change the quorum requirements as described in the following resolution;

AND WHEREAS shareholder approval is required to confirm such amendments.

BE IT RESOLVED THAT:

1.    The amendment of By-law No. 1 of the Corporation

      (i) deleting existing section 3.3 of the By-law in its entirety and by inserting the following text in replacement thereof:

            "3.3. Residency. - At least fifty (50%) percent of the directors of the Corporation shall be resident Canadians; provided that if the Corporation has less than four (4) directors, at least two (2) directors must be a resident Canadians."; and

      (ii) deleting existing section 4.8 of the By-law in its entirety and by inserting the following text in replacement thereof:

            "4.8. Quorum. - Six directors or such greater or lesser number as the directors may from time to time determine shall constitute a quorum for the transaction of business at any meeting of directors. The Board shall not transact business at a meeting unless twenty-five (25%) percent of the directors present at such meeting are resident Canadians, unless

            (a) a resident Canadian director who is unable to be present approves in writing, or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

            (b) the required number of resident Canadian directors would have been present had that director been present at the meeting."

is hereby confirmed with effect from September 16, 2004 and any director or officer is directed to certify that confirmation by the amendment to By-law No. 1.

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

                                  SCHEDULE "D"

                               ARTICLE RESOLUTION

WHEREAS on February 24, 2005, the Board of Directors resolved to amend Stantec's articles relating to the appointment of new directors in the period between annual shareholder meetings;

AND WHEREAS shareholder approval is required to confirm such amendments.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the following amendment to the Articles of the Corporation be and is hereby approved: Pursuant to section 173(1)(m) of the Canada Business Corporations Act, the Articles of the Corporation be amended by adding the following provision to the end of item 5 of the Articles:

      "Subject to the foregoing, the directors may, between annual general meetings of the shareholders, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual general meeting of shareholders, but the total number of additional directors so appointed shall not at any time exceed one- third of the number of directors who held office at the conclusion of the last annual general meeting of shareholders."

2. any director or officer of the Corporation alone is hereby authorized on behalf of the Corporation to execute articles of amendment containing the amendment as set out herein and to submit such articles of amendment to Industry Canada for filing.

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